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                     MERRILL LYNCH INVESTMENT PARTNERS INC.
                                     [LOGO]


                                ML JWH STRATEGIC
                              ALLOCATION FUND L.P.


                         MONTHLY STATEMENT JUNE 1999

                             [MERRILL LYNCH LOGO]

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                      ML JWH STRATEGIC ALLOCATION FUND L.P.

Dear Limited Partner,

The Net Asset Value per Unit of ML JWH Strategic Allocation Fund L.P. (the "Fund") increased 3.69% in June to $164.26 per Unit on June 30, 1999 from $158.41 on May 31, 1999.

                              --------------------

Set forth below is a report from John W. Henry & Company, Inc. commenting on the Fund's performance for last quarter. This report is included for the convenience of the Fund's investors and may not reflect the opinions or recommendations of Merrill Lynch Investment Partners Inc. MLIP takes no responsibility for the accuracy of any information contained in this report.

           Sincerely,
           John R. Frawley, Jr.
           President and Chief Executive Officer
           MERRILL LYNCH INVESTMENT PARTNERS INC.
           (General Partner)

                              --------------------

                QUARTERLY MARKET REVIEW BY THE TRADING ADVISOR

                          JOHN W. HENRY & COMPANY, INC.

ML JWH Strategic Allocation Fund Ltd. (the Fund) recorded strong gains in the three month period ended June 30, 1999, largely reflecting positive performance in the interest rate, metals, foreign exchange, and energy market sectors.

Interest rate markets followed a consistent pattern throughout the quarter toward lower prices as strong economic growth in the U.S. was coupled by fears of Federal Reserve bias to higher interest rates. Long-term rates rose above the 6% mark leading to the highest interest rates in over a year. Though only taking a neutral policy stand at the end of the quarter, the Fed raised rates 25 basis points on June 30. Europe, though having overall slower growth also showed the same trend toward higher rates especially in the last two months. This rise in longer-term yields came in spite of a rate cut by the European Central Bank in early April in an effort to stem the slowing growth in key economies.

Commodity markets had mixed performance. While many agricultural commodities have continued to show a downtrend, the descent has been muted and volatility has

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picked up as markets headed into the key summer season. In spite of the lackluster trend performance in many agricultural commodities, there was good performance from both the gold market and energy complexes. The gold market has been in steep decline after the Bank of England announced that it would begin auctioning some of its gold reserves starting in July. The energy markets also have shown favorable trends with oil prices continuing their upward trend.

Currencies have provided positive performance for the Fund with the decline in the euro that began with its introduction at the beginning of the year still in place. The key European currency has fallen from $1.17 to below $1.03 since the beginning of the year. The yen has been rangebound for the more recent period caused by intervention by the Bank of Japan which has tried to stop the yen from appreciating. Other key currencies have not shown as significant trends as the euro and thus had a smaller contribution to overall performance.

The Nikkei index continued to show upward trends during the quarter in response to the latest economic numbers that suggest the Japanese economy is firming after its long decline.


FOR THE EXCLUSIVE USE OF INVESTORS IN ML JWH STRATEGIC ALLOCATION FUND L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY THE CURRENT PROSPECTUS TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

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                     ML JWH STRATEGIC ALLOCATION FUND L.P.
                                JUNE 30, 1999
                             STATEMENT OF CHANGES
                              IN NET ASSET VALUE
                                  (UNAUDITED)

Net Asset Value (2,228,762 Units) at
  May 31, 1999                                                    $353,068,124
Plus Additions of 47,940 Units                                       7,594,175
Net Income/(Loss) for June 1999                                     13,306,411
Less Redemptions of 5,253 Units                                       (862,858)
                                                                  ------------
Net Asset Value (2,271,449 Units) at
  June 30, 1999                                                   $373,105,852
                                                                  ------------
                                                                  ------------
Net Asset Value per Unit at
  June 30, 1999                                                  $      164.26
                                                                  ------------
                                                                  ------------

------------------------------------------------------------------------------

                          STATEMENT OF INCOME/(LOSS)
                                  (UNAUDITED)

                                                                      June
                                                                  ------------
Revenues:
  Realized Profit/(Loss)                                          $ 17,829,672
  Change in Unrealized Profit/(Loss)                                (1,175,615)
                                                                  ------------
Total Trading Results                                               16,654,057
  Interest Income                                                    1,501,171
                                                                  ------------
Total Revenues                                                      18,155,228

Expenses:
  Brokerage Commissions                                              2,458,921
  Administrative Fees                                                   79,320
                                                                  ------------
Total Expenses                                                       2,538,241
                                                                  ------------
Net Income/(Loss) Before Special Profit
  Share Allocation and Minority Interest                            15,616,987
                                                                  ------------
Minority Interest                                                       (5,866)
Special Profit Share Allocation                                     (2,304,710)
                                                                  ------------
Net Income/(Loss) From Joint Venture                              $ 13,306,411
                                                                  ------------
Net Income/(Loss)                                                 $ 13,306,411
                                                                  ------------
                                                                  ------------

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TO THE BEST OF THE KNOWLEDGE AND BELIEF OF THE UNDERSIGNED THE INFORMATION
CONTAINED IN THIS REPORT IS ACCURATE AND COMPLETE.

                                        /s/ Michael Pungello
                                        ---------------------------------------
                                        Michael Pungello
                                        Chief Financial Officer
                                        MERRILL LYNCH INVESTMENT PARTNERS INC.

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Please notify the following of any address changes:

MERRILL LYNCH INVESTMENT PARTNERS INC.
Princeton Corporate Campus
800 Scudders Mill Road, Section 2G
Plainsboro, New Jersey 08536

                                                          JWHSDOM